UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2006

BHP Billiton Plc -----------------------------------
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

26 April 2006
Number 09/06

BHP BILLITON QUARTERLY REPORT ON EXPLORATION
AND DEVELOPMENT ACTIVITIES
January 2006 - March 2006

This report covers exploration and development activities for the quarter ended 31 March 2006. Unless otherwise stated, BHP Billiton's interest in the projects referred to in this report is 100 per cent, and references to project schedules are based on calendar years.

During the quarter, the Company saw no easing of the industry wide pressures that have been placing constraints on the supply side's response to continued strong global demand for raw materials. A shortage of people, equipment and supplies has led to tight labour markets and difficulty in sourcing construction and drilling plant and machinery, which in turn has led to rising input costs. Currency strength against the US dollar has also added further pressure. These conditions, which are currently particularly acute in Australia and the Gulf of Mexico, continue to challenge the ability of BHP Billiton to deliver development projects to budget. Despite these pressures, most projects currently remain on or ahead of schedule, with the Atlantis South schedule remaining under review following last year's hurricane activity in the Gulf of Mexico, and minor schedule delays with certain projects in Western Australia.

Atlantis South Development, Gulf of Mexico, USA (BHP Billiton 44%, non-operated)

In February 2005, BHP Billiton approved a revised budget of US$1.1 billion for the development of the Atlantis South oil and gas reserves. The Atlantis South Development will have a gross nameplate daily capacity of 200,000 barrels of oil and 180 million cubic feet of natural gas. During the quarter, the flowlines connecting the Atlantis production facilities to the Caesar and Cleopatra pipeline system were installed. Drilling of the development wells commenced with the dedicated rig completing one well and commencing work on the second during the period. Integration work continued on the Atlantis production facility at construction yards in Texas, USA. Last year's hurricanes impacted the availability of equipment required to allow for project completion. The project schedule remains under review.

North West Shelf expansion, Australia (BHP Billiton 16.67%, non-operated)

In June 2005, BHP Billiton approved an expansion to the liquefied natural gas (LNG) processing facilities at the North West Shelf Project in Australia. The project includes the construction of a fifth liquefaction processing train with a gross annual capacity of 4.2 million tonnes, additional processing facilities and associated infrastructure. Engineering and procurement activities are nearing completion and most major construction contracts have been awarded. The construction of pre-assembly units is progressing to plan. BHP Billiton's share of development costs, based on the operator's estimate, is approximately US$250 million. First production is expected by late 2008.

Neptune Development, Gulf of Mexico, USA (BHP Billiton 35%, operated)

In June 2005, BHP Billiton approved the Neptune oil and gas development located in the Gulf of Mexico. The project includes the construction, installation and operation of a stand-alone platform and the associated subsea system with seven wells. The facility will have a gross nameplate daily capacity of 50,000 barrels of oil and 50 million cubic feet of gas. During the quarter, construction continued on the facility's topsides at fabrication yards in Louisiana, USA. The main framing was completed and installation of the deck plate commenced. Hull fabrication is underway and drilling plans are being finalised. Development costs are estimated at US$850 million (BHP Billiton share US$300 million) with first production expected by the end of 2007.

Stybarrow Development, Australia (BHP Billiton 50%, operated)

In November 2005, BHP Billiton approved the Stybarrow oil field development located off the west coast of Australia. The project involves a subsea development and a Floating Production Storage and Offtake (FPSO) facility with a gross daily capacity of approximately 80,000 barrels of liquids, which will be provided under a 10 year service agreement. During the quarter, the FPSO services contract was executed, and the manufacture of major equipment commenced. Project costs are estimated at US$600 million (BHP Billiton share approximately US$300 million). First production is expected during the first quarter of 2008.

North West Shelf Angel Development, Australia (BHP Billiton 16.67%, non-operated)

In December 2005, BHP Billiton approved the development of the North West Shelf Venture's Angel gas and condensate field off the west coast of Australia. The project involves the installation of the Venture's third major offshore production platform and associated infrastructure, including a new subsea 50 kilometre pipeline which will be tied into the North Rankin platform. Hydrocarbons will be produced through one processing unit with a gross daily capacity of up to 800 million standard cubic feet of gas and associated condensate. Detailed design continued during the quarter and the jacket and topside fabrication contracts were awarded. BHP Billiton's share of development costs, based on the operator's estimate, is approximately US$200 million. The development is expected to be fully operational by the end of 2008.

MINERALS DEVELOPMENT

Aluminium

Worsley Development Capital Projects (DCP), Australia (BHP Billiton 86%)

The Worsley Alumina DCP was approved in May 2004 with a budget of US$192 million (US$165 million BHP Billiton share). The projects will increase alumina capacity by 250,000 tonnes per annum (215,000 tonnes per annum BHP Billiton share) to a capacity of 3.5 million tonnes per annum (3.01 million tonnes per annum BHP Billiton share). Commissioning activities commenced on schedule during the quarter with 44 of 71 packages of work now complete and handed over to operations.

Alumar Refinery expansion, Brazil (BHP Billiton 36%)

The Alumar Refinery expansion was approved in December 2005 with a budget of US$518 million (BHP Billiton share). The project includes upgrades to the existing production unit and duplication of the upgraded line and will increase alumina capacity by 2 million tonnes per annum to 3.5 million tonnes per annum (100% basis). During the quarter, detailed engineering and procurement work and construction of temporary site facilities continued and civil works of permanent facilities commenced. Commissioning is expected to be completed in the middle of 2008.

Base Metals

Escondida Sulphide Leach, Chile (BHP Billiton 57.5%)

The Escondida Sulphide Leach Project was approved in April 2004. The project will produce 180,000 tonnes (103,500 tonnes BHP Billiton share) of copper cathode per annum, utilising a bacterially assisted leaching process on low grade run-of-mine ore from both the Escondida and Escondida Norte pits. The resulting solutions will then be treated in conventional solvent extraction and electrowinning plants. During the quarter, leach pad irrigation commenced and ore stacking continued with approximately 32 million tonnes of ore being delivered to the pad to date. Structural steel erection, electrical, instrumentation, piping and mechanical installation in the solvent extraction, electrowinning and desalination plants continued. A project budget of US$870 million (US$500 million BHP Billiton share) was approved by the Board. Production is scheduled to begin during the second half of 2006.

Spence, Chile

The Spence Project, approved in October 2004, will be a new open cut mine with associated plant facilities capable of producing 200,000 tonnes per annum of copper cathode through a combination of chemical and bacterial leaching. During the quarter, the majority of the equipment and bulk materials arrived on site and mine pre-strip operations proceeded to schedule. The initial stage of the dump leach pad was completed and the first low grade oxide mineralisation was encountered as expected in the open pit. Concrete work in all areas of the process plant is effectively complete and liner placement for the heaps and ponds is continuing. Mechanical and structural erection works continue with all major equipment now in place. Electrical and plant piping contractors have also commenced work. The project budget is US$990 million. Production is scheduled to begin during the last quarter of 2006.

Carbon Steel Materials

Rapid Growth Project 2, Australia (BHP Billiton 85%)

The Rapid Growth Project 2 (RGP2) was approved in October 2004 with a budget of US$575 million (BHP Billiton share US$489 million). The project comprises increases in mine, rail and port capacity through the development of Ore Body 18, purchase of additional rolling stock and a new car dumper at Finucane Island. Site activities are proceeding to schedule, construction progress is well advanced and all plans for commissioning are in place. The project will increase installed capacity at Western Australian Iron Ore by 8 million tonnes per annum by the second half of 2006 (this will be offset by an 8 million tonnes per annum reduction in capacity due to the suspension of the Goldsworthy ship loading operations at Finucane Island in the third quarter of 2006, related to the Rapid Growth Project 3).

Rapid Growth Project 3, Australia (BHP Billiton 85%)

The Rapid Growth Project 3 (RGP3) was approved in October 2005. The project will comprise expansions to mine, rail and port facilities. Installed capacity at Western Australian Iron Ore's Area C mine will increase by 20 million tonnes per annum by the fourth quarter of 2007, and the project will also deliver some latent capacity at the port to be utilised in future expansions. Engineering activities are well advanced and procurement works are continuing to plan. Initial construction works have commenced at mine, port and rail sites. Development costs are estimated at US$1.5 billion (US$1.3 billion BHP Billiton share).

Samarco Third Pellet Plant Project, Brazil (BHP Billiton 50%)

The Samarco Third Pellet Plant Project was approved in October 2005. The project will increase annual iron ore pellet production capacity by 7.6 million tonnes to 21.6 million tonnes per annum (100% basis). The new facilities will include additional mining capacity and a new concentrator at the Germano site, a 400-kilometre slurry pipeline from Germano to Ponta Ubu and a third pellet plant, additional stockyard and enhanced shiploading capacity at the Ponta Ubu site. During the quarter, the majority of the equipment supply contracts were awarded and delivery of pipes to locations along the pipeline route in preparation for installation commenced. The project budget is US$1.18 billion (US$590 million BHP Billiton share). Production is scheduled to commence during the first half of 2008.

Stainless Steel Materials

Ravensthorpe Nickel Project, Australia

The Ravensthorpe Nickel Project was approved in March 2004. The project includes the development of a mine, treatment plant and associated infrastructure near Ravensthorpe in Western Australia. The Ravensthorpe processing plant will produce a mixed nickel-cobalt hydroxide intermediate product (MHP). Engineering, procurement, off site fabrication and infrastructure activities continue to proceed to schedule. Key milestones achieved during the quarter include erection of the acid plant stack, mobilisation of the first mechanical and piping installation contractor and placement of the first flash vessels in the pressure acid leach area. The project is approximately 60 per cent complete. Following a review of project costs completed in August 2005, a revised budget of US$1,340 million was approved.

Yabulu Extension Project, Australia

The Yabulu Extension Project was approved in March 2004. The metal refining section of the Yabulu refinery near Townsville in Queensland is being expanded to process up to 220,000 tonnes of MHP. This additional processing capacity will increase refinery production to 76,000 tonnes of nickel and 3,500 tonnes of cobalt. Construction is underway with major subcontractors for civil works and mechanical and piping mobilised to site. The project is approximately 47 per cent complete. Following a review of project costs completed in August 2005, a revised budget of US$460 million was approved. First nickel metal production from the expanded Yabulu refinery is on schedule for the third quarter of 2007.

PETROLEUM EXPLORATION

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 31 March 2006.
WELL	LOCATION	BHP BILLITON EQUITY	STATUS
Blackbeard West	Gulf of Mexico, South Timbalier Block 168	5% BHP Billiton; Exxon operator	Drilling ahead.
Knotty Head 1	Gulf of Mexico, Green Canyon 512	25% BHP Billiton; Nexen operator	Successful appraisal of side track well. See News Release of 20 December 2005.
Puma-2 & 3	Gulf of Mexico, Green Canyon 821 / 866	33.3% BHP Billiton; BP operator	Puma 2 temporarily suspended. Rig undergoing repairs. Puma 3 surface casing set.
Everest	Gulf of Mexico, Atwater Valley 272	34% BHP Billiton; BP operator	Plugged and abandoned. Dry hole.
Ouachita-1	Gulf of Mexico, Green Canyon 376	16.875% BHP Billiton; Amerada Hess operator	Drilling ahead.
Davan-1	UK North Sea Block 9 / 5a-4	35% BHP Billiton; Total operator	Plugged and abandoned. Results being evaluated.
Jacala-1	Western Australia Exmouth sub-basin WA-351-P	55% BHP Billiton and operator	Dry hole. Plugged and abandoned.

MINERALS EXPLORATION

BHP Billiton continued to pursue global exploration opportunities for key commodities of interest utilising both in-house capabilities and the Junior Alliance Programme.

Exploration continued on diamond targets in Canada, Angola and the Democratic Republic of Congo (DRC); on copper targets in Mongolia, the DRC and Mexico; and on nickel targets in Australia, Botswana and China. Exploration for iron ore, coal and bauxite was undertaken in a number of regions including Australia, East Asia, South America and West Africa.

EXPLORATION EXPENDITURE

During the nine months ended 31 March 2006, BHP Billiton spent US$154 million on minerals exploration, of which US$150 million was expensed, and US$332 million on petroleum exploration, of which US$162 million was expensed.

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Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Samantha Evans, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 26 April 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary